

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
10200 W. 44th Avenue, Suite 220
Wheat Ridge, CO 80033

> **Re: PFG Fund V, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 17, 2021**
> **File No. 024-11412**

Dear Mr. Amolsch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed March 17, 2021

General

1. We note your response to comment 2. Please provide us with a detailed analysis as to why you believe that the automatic renewal of the notes is not an offer and an analysis as to the availability of the exemption in Section 3(a)(9) of the Securities Act.

2. We note your response to comment 6 and that the jurisdiction provision applies to actions arising under the Securities Act and Exchange Act. Please revise to indicate if this provision limits a noteholder's ability to bring suit in federal or state courts. We may have further comment.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction